FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2016

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

CIN-L65190GJ1994PLC021012

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1. 2.	Other News Schedule of Morgan Stanley Annual India Summit held in Mumbai

Item 1

OTHER NEWS

Sub: Disclosures under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Company’) Report on Form 6-K

Pursuant to the provisions of Indian Listing Regulations notified by SEBI, please find the schedule of Morgan Stanley Annual India Summit held in Mumbai on May 31, 2016. At this conference, management of the Bank met the investors.

This is for your information and records.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: “Landmark” Race Course Circle, Vadodara 390007. India

Item 2

Morgan Stanley Annual India Summit, Mumbai: May 31, 2016

Sr. No.	Type of meeting	Attendees: Fund/firm
1.	Group	GLG Partners
2.	Group	Ward Ferry Management
3.	Group	Moore Capital
4.	Group	HighBridge Capital
5.	Group	India Capital Management
6.	Group	NN Investment Partners
7.	Group	Schroder Investment Management
8.	Group	Nippon Life Global Investors
9.	Group	TPG Axon Capital Management
10.	Group	Religare Invesco Asset Management
11.	Group	Amansa Capital
12.	Group	Chanakya Wealth Creation
13.	Group	Sanoor Capital
14.	One-on-one	Oaktree Capital
15.	One-on-One	Falcon Edge Capital
16.	Group	Ako Capital
17.	Group	AustralianSuper
18.	Group	Birla Sunlife Asset Management
19.	Group	Carrhae Capital
20.	Group	Clermont Group
21.	Group	Coronation Fund Managers

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: “Landmark” Race Course Circle, Vadodara 390007. India

Sr. No.	Type of meeting	Attendees: Fund/firm
22.	Group	Daiwa Asset Management
23.	Group	DE Shaw
24.	Group	Edmond De Rotschild
25.	Group	Hamon Investment Group
26.	Group	Invesco Perpetual
27.	Group	Perpetual Investment Management
28.	Group	Quantum Advisors
29.	Group	Vernier Capital
30.	Group	Lazard Asset Management
31.	Group	Emerging Sovereign Group
32.	Group	Janchor Partners
33.	Group	Lone Pine Capital
34.	Group	Zaaba Capital
35.	Group	Indus Capital Partners
36.	Group	Hutchin Hill Capital
37.	Group	Central Asset Investments
38.	Group	Azentus Capital
39.	Group	QVT Financial
40.	Group	Oxbow capital
41.	One-on-one	Fidelity Management and Research

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: “Landmark” Race Course Circle, Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	June 6, 2016	By:	/s/ Shanthi Venkatesan
			Name :	Shanthi Venkatesan
			Title :	Deputy General Manager